Filed by KKR & Co. L.P.

Commission File No. 001-34820

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: KKR Financial Holdings LLC

December 2013 KKR & Co. L.P. Acquisition of KKR Financial Holdings LLC

Our Model Funds and separately managed accounts Balance sheet Capital markets Multiple Revenue Streams Fees Carry Balance sheet yield Balance sheet gains Investment professionals Operational expertise Idea sourcing Our goal is to monetize what we do with an attractive ROE and maximize cash outcomes for fund investors and unitholders Expenses Compensation Operating expenses ROE Distribution/Unit Annualized Annualized 2 Find best solution Generate strong returns Capture maximum economics

Recap of May 2013 Investor Day Themes 1 Focused on cash outcomes—Total Distributable Earnings and Distribution/Unit Our balance sheet is a meaningful contributor to our profitability and is a true strategic asset We work across businesses to find more ways to win and capture value from the content we create 3 2 3

KFN at a Glance KFN is a specialty finance company externally managed by KKR, with a $2.9 bn portfolio of assets on an unconsolidated basis Assets span a range of complementary asset classes, with the objective of generating both current income and capital appreciation Long-term liability structure with no holding company maturities until 2036 (excluding undrawn revolver) Unconsolidated Balance Sheet (as of September 30, 2013) Cash $222 Portfolio Holdings 2,863 Working Capital 56 Total Assets $3,141 Junior Subordinated and Senior Notes/ Preferred Shares $1,007 Shareholders’ Equity $2,133 CLOs 51% Direct Loans and High Yield Bonds 7% Bank Loans and High Yield Bonds 58% Mezzanine 2% Special Situations 11% Private Equity 6% Natural Resources 14% Commercial Real Estate 5% RMBS 3% Portfolio Holdings 100% (Amounts in millions) 4

Parameter Term Exchange Ratio Common Units Issued Value of Equity Issued 0.51 KKR unit per KFN share 104 million (or 13% of KKR Pro Forma) $2.6 billion Premium – 1 day prior (December 16, 2013) – 30-day volume-weighted average price – Implied price to GAAP book value 35% 27% 1.15x Structure KFN Junior Subordinated Notes due 2036 and 2037, Senior Notes due 2041 and 2042 and Perpetual Preferred Shares Taxable merger To remain outstanding at KFN, which would become a subsidiary of KKR (without recourse to any other KKR entity) Required Approvals Expected Closing KFN shareholders, HSR 1H 2014 Transaction Overview Note: Implied premia reflect KKR price of $25.08 and KFN price of $9.45 as of December 16, 2013; KKR price of $23.50 and KFN price of $9.46 based on the volume-weighted average price from November 4, 2013 to December 16, 2013; an exchange ratio of 0.51; and KFN’s GAAP book value per common share of $10.42 as of September 30, 2013. 5

Balance Sheet Evolution Note: Investor Day 2011 figures as of December 31, 2010; Investor Day 2013 figures as of March 31, 2013. Pro forma combined figures as of September 30, 2013. See Appendix for pro forma balance sheet metrics. Balance Sheet Goals Scale to support growth initiatives Liquidity to pursue attractive investments and acquisitions Significant recurring yield (plus gains) to drive distribution Strong investment returns Liquidity Yield Scale Non-PE holdings represent those held on KKR’s balance sheet that are not (i) made as a general partner or limited partner in KKR’s private equity vehicles, or (ii) co-investments in portfolio companies of KKR’s private equity vehicles. Liquid holdings represent those that KKR believes can be monetized in a relatively short time frame and at a value close to their current fair value. The determination of what holdings qualify as liquid is based on management’s judgment. Yielding holdings represent those that are expected to generate some component of their return in the form of current yield. The determination of what holdings qualify as yielding is based on management’s judgment. (1) (2) (3) 6

Distribution Policy Realized Cash Carry Net Realized Principal Investment Income Adjusted Run-Rate Income(1) Fee Related Earnings Distribution of 100% of realized earnings from KFN portfolio introduces an additional significant, recurring component to our distribution 7 Realized Gain & Other Income(2) Note: The declaration and payment of any distributions are subject to the discretion of the board of directors of the general partner of KKR & Co. L.P. and the terms of its limited partnership agreement. KKR also retains amounts necessary or appropriate to provide for the conduct of its business, to make appropriate investments in its business and its investment funds and to comply with applicable law and any of its debt instruments or other obligations. Assumes transaction closes. Represents KFN run-rate income (total revenues net of total investment costs and expenses and preferred share distributions), adjusted to deduct all other KFN expenses (total other expenses and income tax expense). Assumes KFN other income is realized in cash. Traditional KKR Components Unchanged Incremental Distribution from KFN New KKR Distribution Policy Significant increase in recurring component

Illustrative Impact to Street 2014E Distribution Total Distribution +7% Recurring Distribution +28% Note: This illustration is not intended to adopt or provide a projection of the level of distributions for 2014. There can be no assurance that KKR will make distributions at the level illustrated. The proposed transaction would increase the KKR distribution as estimated by Wall Street analysts (using the current mean estimates for KKR and KFN) 8

$2 bn Equity $3 bn Total Capital 13% Accretive to Book Value / Unit Opportunity to re-deploy into higher ROE strategies Illustrative Impact to Street 2014E Select Financial Implications Impact of Higher ROE Assumption on KFN Capital Pro Forma(1) +2% +4% 28% Accretive Recurring Distribution/Unit Accretion: 28% 39% 49% 7% Accretive Total Distribution/Unit Accretion: 7% 11% 15% 2% Dilutive After-Tax Economic Net Income/Unit Accretion: (2%) 0% 2% 2% Accretive Total Distributable Earnings/Unit Accretion: 2% 4% 7% The proposed transaction would impact select financial metrics as estimated by Wall Street analysts (using the current mean estimates for KKR and KFN) Note: See impact to FRE in Appendix. This illustration is not intended to adopt or provide a projection of financial performance for 2014. There can be no assurance that KKR will achieve the financial metrics at the levels illustrated. (1) Assumes implied 2014E KFN return on equity of ~10%, which includes the burden of the KKR management agreement. 9

Why KFN? How KFN Helps Positive Impacts to KKR Focus Generate More Cash Flow to Return to Shareholders Specialty finance business with a sizable cash-yielding portfolio Distribution/unit +7% Recurring distribution/unit +28% Increased payout ratio Grow Permanent Capital/Balance Sheet to Monetize More Ideas $3 bn of gross balance sheet assets we know and like Long-dated, low-cost liabilities Liquid assets that can be redeployed into higher returning strategies Book value per unit +13% Yielding assets now 53% KFN increases our: Cash flow per unit Book value per unit Distribution per unit and brings us $3+ billion of assets and $2+ billion of new permanent equity capital to grow our firm Note: Distribution and payout ratio impacts are based on 2014E Wall Street estimates. See Appendix for impact to FRE and further information on these estimates. This slide is not intended to adopt or provide a projection of the level of distributions for 2014 and there can be no assurance that KKR will make distributions at the level illustrated. 10 1 2

Appendix 11

Summarized Historical KFN P&L 2011 2012 3 months 9/30/2013 9 months 9/30/2013 Portfolio Revenues $542 $555 $129 $406 Portfolio Expenses (215) (318) (85) (245) Net Investment Income $327 $237 $44 $161 Gains/Other Income 93 206 6 118 Investment/Other Income & Gains $420 $443 $50 $279 Other Expenses (20) (18) (4) (14) Income Before KKR Economics $400 $425 $46 $265 Incentive Fees Received by KKR (34) (38) 0 (23) Management Fees Received by KKR (32) (32) (10) (31) G&A Expenses Reimbursable to KKR (8) (10) (3) (7) Subtotal of KKR Fees & Expenses (74) (80) (13) (61) Pre-Tax Income $326 $345 $33 $204 Income Taxes (8) 3 (0) (0) Net Income (Common) $318 $348 $33 $204 ROE 19% 20% 6% 13% ROE (excl. KKR Fees and Expenses) 23% 24% 9% 17% Cash ROE 14% 13% 8% 11% Cash Earnings $236 $225 $45 $169 Note: KFN has already realized a substantial majority of the unrealized gains that were embedded in its bank loan and high yield portfolio, which have contributed in the past to its investment performance and KKR’s receipt of incentive fees from KFN. See Legal Disclosures for an explanation of how these line items were calculated. (Amounts in millions) 12

What a Combined KKR-KFN Would Look Like 13 KFN Stand Alone Combined KKR-KFN Book Value $2.1bn $9.3bn Diversification Available Liquidity(1) $372mm $2.9bn 2014E Street Net Income $214mm $2.0bn Components of 2014 Pre-Tax Income(2) Note: This illustration is not intended to adopt or provide a projection of profitability for 2014. There can be no assurance that KKR will achieve profitability at the level illustrated. Includes cash and revolver commitments except for $500 mm revolver attributable to KKR’s capital markets business. Combined KKR-KFN metrics assume that KFN’s $150 mm revolver is cancelled through the transaction. As of September 30, 2013. KKR pre-tax income components based on average estimates of 12 research analysts who actively cover KKR and have updated their research model after we reported Q3 2013 earnings. Loans and HY (58%) Other (39%) Private Equity (3%) Private Equity (44%) Other (32%) Loans and HY (25%) Balance Sheet Income (100%) FRE (20%) Balance Sheet Income (46%) Carried Interest (34%) Combined KKR-KFN KFN Stand Alone Profitability: Balance Sheet:

KKR Balance Sheet Strategic Goals—Diversification 14 A combination with KFN would significantly increase the diversification of our balance sheet and reduce our exposure to private equity A combination would also increase our exposure to other asset classes that we have targeted due to their yield and/or liquidity characteristics Real Estate would increase from 1% to 4% Energy would increase from 3% to 7% Alternative Credit would increase from 3% to 7% 4 3 Private Equity Real Estate Energy Leveraged Credit Alternative Credit Hedge Fund Other % Non-PE: 32% % Non-PE: 97% % Non-PE: 56% KKR Portfolio(1) KFN Portfolio(2) Pro Forma Combined Note: Figures as of September 30, 2013. (1) KKR’s balance sheet is presented pro forma for the drop-down of its royalty and drilling assets into EIGF. (2) KFN’s investment in Maritime Finance Company is included in Other and KFN’s investment in Samson Resources is included in private equity in this chart.

Additional Scale to Support Our Growth Initiatives KKR Book Value per Adjusted Unit How We Use the Balance Sheet to Drive Growth Follow-On Funds Drop-Down Funds KKR Capital Markets Certain First-Time Funds Strategic M&A Opportunistic Investments Over $2.5 bn of balance sheet capital committed since KKR/KPE combination in 2009 Book Value $7.2 bn $9.3 bn 15 Note: See pages at the end of this presentation for a reconciliation to the comparable GAAP metrics.

Not All AUM Created Equal Traditional Model Alternative Approach Total After Tax ENI $22 mm Total Distributable Earnings (After Tax) $22 mm Total Distribution Impact $22 mm Book Value Impact $0 Total After Tax ENI $52 mm Total Distributable Earnings (After Tax) $52 mm Total Distribution Impact $29 mm Book Value Impact $23 mm Firm Fund takes $500 mm Firm syndicates $250 mm Firm Balance Sheet takes $250 mm Need to go raise $1 bn of new AUM once invested Alternative approach can hypothetically generate more than 2x the Total Distributable Earnings impact plus Book Value growth using half of the AUM Note: The alternative approach uses the same assumptions with respect to carry, gross IRR and hold period as the traditional model, both of which are being presented as illustrative examples only. The financial results have been prepared on the basis of the specific assumptions set forth above, which assumptions are hypothetical and not representative of any actual or anticipated funds or transactions. Actual results and events may differ materially from the assumptions underlying this example. There can be no assurance that the example financial results will reflect actual financial results or reflect any actual investments, and actual results may be substantially different from those illustrated herein. In a 20% carry Fund With a 15% IRR With a 1-year hold $1 bn Investment $1 bn Investment Management Fees $6.3 mm FRE Impact $3 After Tax FRE Impact $2 Carry, Gross $15 Carry, Net $9 Broker-dealer Fees $7.5 FRE Impact $5 After Tax FRE Impact $3 Balance Sheet Gain $38 Distribution Impact $15 Management Fees $12.5 mm FRE Impact $6 After Tax FRE Impact $4 Carry, Gross $30 Carry, Net $18 This presents a hypothetical example of how a $1bn equity investment can be made with dramatically differing results based on how a firm can approach such a transaction 16

KFN Management Agreement KFN is currently managed by KKR under a management agreement that entitles KKR to: A 175 bps per annum management fee on KFN’s adjusted equity 25% of KFN’s earnings above an 8% hurdle (no catch-up)(1) An expense reimbursement for G&A expenses incurred by KKR on behalf of KFN The earnings currently associated with the KFN management fee would be reclassified as investment income post-transaction. Assuming no incentive fees, the summary financial impact on KKR: Fee related revenues would be expected to decline by approximately $39 mm Expense reimbursement would be reduced by $7 mm Investment income would be expected to increase by approximately $46 mm Taken together these adjustments result in no impact to Total Distributable Earnings 17 (1) Hurdle rate is based on the weighted average issuance price of KFN shares, which exceeds current common book value. The effective hurdle rate on KFN’s current book value is closer to approximately 12%.

Reconciliation of Net Income (Loss) Attributable to KKR & Co. L.P. (GAAP Basis) to Economic Net Income (Loss), Fee Related Earnings, Fee Related EBITDA, and Total Distributable Earnings (Unaudited)

(Amounts in thousands)	Nine Months Ended September 30, 2013	Quarter Ended September 30, 2013	For the Year Ended December 31, 2012	2011	2010
Net income (loss) attributable to KKR & Co. L.P.	$ **413,313**	$ **204,740**	$ **560,836**	$ **1,921**	$ **333,178**
Plus: Net income (loss) attributable to noncontrolling interests held by KKR Holdings L.P.	662,387	300,169	1,116,740	185,352	899,277
Plus: Non-cash equity based charges	247,183	85,215	400,207	470,221	824,193
Plus: Amortization of intangibles and other, net	57,524	15,979	9,683	4,210	7,785
Plus: Income taxes	25,525	7,644	43,405	89,245	75,360
Economic net income (loss)	**1,405,932**	**613,747**	**2,130,871**	**750,949**	**2,139,793**
Plus: Income attributable to segment noncontrolling interests	4,444	2,020	7,043	6,671	4,409
Less: Investment income (loss)	1,118,161	509,729	1,818,103	340,467	1,825,880
Fee related earnings	**292,215**	**106,038**	**319,811**	**417,153**	**318,322**
Plus: Depreciation and amortization	10,990	3,601	12,499	9,925	11,664
Fee related EBITDA	$ **303,205**	$ **109,639**	$ **332,310**	$ **427,078**	$ **329,986**
Less: Depreciation and amortization	10,990	3,601	12,499	9,925	11,664
Plus: Realized carried interest, net of allocation to KKR carry pool	263,716	48,919	285,424	202,115	184,153
Plus: Net realized principal investment income	406,283	102,766	866,776	186,288	252,184
Less: Local income taxes and noncontrolling interests	16,687	6,586	22,615	22,962	16,440
Total distributable earnings	$ **945,527**	$ **251,137**	$ **1,449,396**	$ **782,594**	$ **738,219**

KKR

18

Reconciliation of KKR & Co. L.P. Partners’ Capital (GAAP Basis—Unaudited) to Book Value and Book Value Per Adjusted Unit (Amounts in thousands, except common unit and per common unit amounts) As of As of As of September 30, 2013 December 31, 2012 December 31, 2011 KKR & Co. L.P. partners’ capital $ 2,495,093 $ 2,004,359 $ 1,328,698 Noncontrolling interests held by KKR Holdings L.P. 4,796,218 4,981,864 4,342,157 Equity impact of KKR Management Holdings Corp. and other (83,563) (29,039) 39,729 Book value 7,207,748 6,957,184 5,710,584 Adjusted units 715,755,721 704,780,484 689,392,861 Book value per adjusted unit(1) $ 10.07 $ 9.87 $ 8.29 Adjusted units represent the fully diluted unit count using the if-converted method. See next page for a reconciliation of this item to the comparable GAAP measure. 19

Reconciliation of GAAP Common Units Outstanding to Adjusted Units As of As of As of September 30, 2013 December 31, 2012 December 31, 2011 GAAP Common Units Outstanding - Basic 285,051,256 253,363,691 227,150,182 Unvested Common Units(1) 25,960,447 18,863,517 6,028,444 GAAP Common Units Outstanding -Diluted 311,011,703 272,227,208 233,178,626 Adjustments: KKR Holdings Units(2) 404,744,018 432,553,276 456,214,235 Adjusted Units 715,755,721 704,780,484 689,392,861 Represents equity awards granted under the KKR & Co. L.P. 2010 Equity Incentive Plan. The issuance of common units of KKR & Co. L.P. pursuant to awards under its equity incentive plan dilutes KKR common unitholders and KKR Holdings pro rata in accordance with their respective percentage interests in the KKR business. Common units that may be issued by KKR & Co. L.P. upon exchange of units in KKR Holdings L.P. for KKR common units. 20

Legal Disclosures This presentation is prepared for KKR & Co. L.P. (NYSE: KKR) for the benefit of its public unitholders. This presentation is solely for informational purposes in connection with evaluating the transaction announced by KKR & Co. L.P. (collectively, with its subsidiaries, “KKR”). Any discussion of specific KKR entities is provided solely to demonstrate such entities’ role within the KKR organization and their contributions to the business, operations and financial results of KKR & Co. L.P. This presentation is not and shall not be construed as an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities, any investment funds, vehicles or accounts, any investment advice, or any other service by any KKR entities, including Kohlberg Kravis Roberts & Co. L.P., KKR Asset Management LLC, Prisma Capital Partners LP or KKR Capital Markets LLC. Nothing in this presentation constitutes the provision of any tax, accounting, financial, investment, regulatory, legal or other advice by KKR or its advisors. This presentation may not be referenced, quoted or linked by website, in whole or in part, except as agreed to in writing by KKR & Co. L.P. The statements contained in this presentation are made as of December 16, 2013, unless another time is specified in relation to them, and access to this presentation at any given time shall not give rise to any implication that there has been no change in the facts set forth in this presentation since that date. All financial information in this presentation is as of September 30, 2013 unless otherwise indicated. Certain information presented in this presentation have been developed internally or obtained from sources believed to be reliable; however, KKR does not give any representation or warranty as to the accuracy, adequacy, timeliness or completeness of such information, and assumes no responsibility for independent verification of such information. Additional information about factors affecting KKR, including a description of metrics discussed in this presentation and a description of risks that may be important to a decision to purchase or sell any common units of KKR & Co. L.P., can be found in KKR & Co. L.P.’s latest Quarterly Reports on Form 10-Q and Annual Report on Form 10-K filed with the SEC and its other filings with the SEC, which are available at www.sec.gov. As it relates to pro forma balance sheet metrics: All references to pro forma book value per unit are per adjusted unit. Pro forma book value per adjusted unit is based on KKR and KFN balance sheet figures as of September 30, 2013. Based on KFN book value of $2,133 million calculated as reported shareholder’s equity of $2,495 million less perpetual preferred shares of $362 million and does not include any goodwill or intangible assets that may be recorded in connection with the merger. Assumes $40 million of transaction-related expenses. Pro forma balance sheet non-private equity holdings are based on KKR and KFN balance sheet figures as of September 30, 2013. Presented pro forma for the drop-down of 50% of KKR’s royalty and drilling investments into the Energy Income and Growth Fund in Q4 2013. KFN’s investment in Maritime Finance Company is not included in private equity and KFN’s investment in Samson Resources is included in private equity for the purpose of calculating this metric. Pro forma balance sheet liquid holdings are based on KKR and KFN balance sheet figures as of September 30, 2013. For KFN, management has considered its liquid holdings to consist of its bank loan and high yield portfolio (including the CLO notes). Pro forma balance sheet yielding holdings are based on KKR and KFN balance sheet figures as of September 30, 2013. KFN’s strategies are all considered to be yielding, except for private equity. As it relates to Wall Street estimates included herein: KKR Wall Street estimates represent the average estimates of 12 equity research analysts who actively cover KKR and updated their research model after KKR reported Q3 2013 earnings. Included firms are Bank of America/Merrill Lynch, BMO, Citi, Credit Suisse, Evercore, Goldman Sachs, KBW, Morgan Stanley, Oppenheimer, Sandler O'Neill, Sterne Agee and Wells Fargo. Taxes allocated to total distributable earnings are based on the corporate income tax provision used in the analyst's distribution calculation, grossed up by the percentage of distributed earnings allocable to KKR & Co. L.P. KFN Wall Street estimates represent the average estimates of 5 equity research analysts who actively cover KFN and updated their research model after KFN reported Q3 2013 earnings. Included firms are Deutsche Bank, FBR, Jefferies, Stephens and Wells Fargo. Assumes 100% of KFN earnings are realized earnings (no net unrealized gains). Pro forma figures assume $4.5mm of G&A synergies and $9mm of additional investment income from KFN portfolio related to lower minimum cash requirements under KKR ownership. Assumes $6mm of net incremental taxes under KKR ownership. Recurring earnings for KFN excludes gains and other income. 21

Legal Disclosures As it relates to summarized historical KFN P&L presentation: Portfolio revenues include interest income, oil and gas revenue and other revenue. Portfolio expenses include interest expense, preferred distributions, loan loss provision, oil and gas expenses and other expenses. Other expenses exclude KKR fees and expenses (as defined below). Management/incentive fees received by KKR/G&A expenses reimbursable to KKR include the management fees and incentive fees received by KKR for managing KFN, CLO management fees, and G&A expenses reimbursable to KKR. It does not include share-based compensation on KFN shares granted to KKR employees. Returns on equity, including and excluding fees and expenses, are calculated as net income (common) divided by average shareholders equity (less preferred equity) for the period. ROE figures for the 3 months and 9 months ended September 30, 2013 are presented on an annualized basis. Cash return on equity is calculated as cash earnings (defined below) divided by average shareholders equity (less preferred equity) for the period. ROE figures for the 3 months and 9 months ended September 30, 2013 are presented on an annualized basis. Cash earnings represent total net cash earnings as disclosed in KFN's earnings supplements. Figures are not adjusted to normalize for interest paid on KFN's convertible notes, which was paid semi-annually. Additional Information for KFN Common Shareholders In connection with the proposed transaction, KKR & Co. L.P. currently intends to file a Registration Statement on Form S-4 that will include a proxy statement/prospectus of KFN. KKR & Co. L.P. also plans to file other relevant materials with the SEC. Shareholders of KKR Financial Holdings LLC are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials will contain important information about the proposed transaction. These materials will be made available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/kkr_ir/kkr_sec.cfm or by emailing investor-relations@kkr.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by KKR & Co. L.P. with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction. Information regarding KFN’s directors and executive officers is available in KFN’s proxy statement for its 2013 annual meeting of shareholders, filed with the SEC on March 18, 2013. Information regarding KKR’s directors and executive officers is available in KKR’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013. Additional information regarding the interests of such potential participants in the proposed transaction will be included in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. These documents may be obtained free of charge from the SEC’s website at www.sec.gov and KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm. Forward-Looking Statements Some of the matters discussed in this document may constitute forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements are based on KKR’s and KFN’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to KKR or KFN or are within either of their control. The following factors, among others, could cause actual results to vary from the forward-looking statements: the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure any required shareholder or regulatory approvals in a timely manner or on the terms desired 22

Legal Disclosures or anticipated, the ability to achieve anticipated benefits and savings, risks related to disruption of management’s attention due to the pending merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risks associated with the respective businesses of KKR and KFN, including the general volatility of the capital markets, terms and deployment of capital, volatility of the KKR or KFN share prices, changes in the asset management industry, interest rates or the general economy, underperformance of KKR's and KFN’s assets and investments and decreased ability to raise funds and the degree and nature of KKR’s and KFN’s competition. KKR does not undertake any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made except as required by law. Additional information about factors affecting KKR is available in KKR & Co. L.P.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 22, 2013, and other filings with the SEC, which are available at www.sec.gov. Additional information about risk factors affecting KFN is available in KFN’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013, and other filings with the SEC, which are available at www.sec.gov. 23